May 22, 2019

K.W. Diepholz
Chairman and Chief Executive Officer
DynaResource, Inc.
222 W. Las Colinas Blvd.
Suite 1900 North Tower
Irving, Texas 75039

       Re: DynaResource, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Response Dated April 24, 2019
           File No. 000-30371

Dear Mr. Diepholz:

       We have reviewed your April 24, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are our February 25,
2019 oral comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Notes to the Consolidated Financial Statements
Note 1. Nature of Activities and Significant Accounting Policies
Proven and Probable Reserves (No Known Reserves), page 57

1. We note you reference a mine plan throughout the document including page 29 in which you reference a formal mine plan. Please confirm whether or not you have a formal mine plan, including the period of time the plan covers.
2. If you do not have a current mine plan, please tell us, in detail, i) how you conduct your mining operations, ii) how you determine where to mine and iii) how you make capital investment decisions.
 K.W. Diepholz
DynaResource, Inc.
May 22, 2019
Page 2



       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398
with any questions.



                                                       Sincerely,
FirstName LastNameK.W. Diepholz
                                                       Division of Corporation
Finance
Comapany NameDynaResource, Inc.
                                                       Office of Beverages,
Apparel and
May 22, 2019 Page 2                                    Mining
FirstName LastName